UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares, NIS 5.00 par value

(Title of Class of Securities)

63008G203**

(CUSIP Number)

Bruce R. Winson

Anson Funds Management LP

16000 Dallas Parkway, Suite 800

Dallas, TX 75248

(214) 866-0202

With a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212)756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 63008G203 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the NASDAQ Stock Market LLC under the symbol “NNDM.” Each ADS represents one Ordinary Share.

SCHEDULE 13D

CUSIP No. 63008G203

1	NAMES OF REPORTING PERSONS Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

SCHEDULE 13D

CUSIP No. 63008G203

1	NAMES OF REPORTING PERSONS Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

SCHEDULE 13D

CUSIP No. 63008G203

1	NAMES OF REPORTING PERSONS Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D

CUSIP No. 63008G203

1	NAMES OF REPORTING PERSONS Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) FI, CO

SCHEDULE 13D

CUSIP No. 63008G203

1	NAMES OF REPORTING PERSONS Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D

CUSIP No. 63008G203

1	NAMES OF REPORTING PERSONS Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,252,136 ordinary shares (represented by 13,252,136 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,252,136 ordinary shares (represented by 13,252,136 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, par value NIS 5.00 (the “Ordinary Shares” or the “Shares”) of Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Issuer”), each of which represents one ADS. The address of the principal executive offices of the Issuer is 2 Ilan Ramon, Ness Ziona, 7403635 Israel.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Anson Funds Management LP (the “Investment Entity”), Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”).

(b)	The principal business addresses of the Reporting Persons are as follows:

For the Investment Entity, Anson Management GP LLC and Mr. Winson:

16000 Dallas Parkway, Suite 800

Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

155 University Ave, Suite 207

Toronto, ON

M5H 3B7

(c)

Anson Funds Management LP (d/b/a Anson Funds) is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds Management LP and a Texas limited liability company, Mr. Bruce R. Winson, is the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC. Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. and is the CEO and President of Anson Advisors Inc. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to certain private investment funds (the “Funds”) which hold ADSs representing the Ordinary Shares of the Issuer. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Funds and may direct the vote and disposition of the ADSs held by the Funds. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the ADSs held by the Funds. As the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the of the ADSs held by the Funds. As the directors and officers of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the ADSs held by the Funds.

(d)

During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

See Item 2(c) above for the place of organization of each of the Investment Entity, Anson Management GP LLC, and Anson Advisors Inc. Mr. Winson is a citizen of the United States of America. Mr. Nathoo and Kassam are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

The ADSs representing the Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds. An aggregate of approximately $34,165,146.23 (excluding brokerage commissions) was used to purchase ADSs representing Ordinary Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such securities were acquired through open market purchases.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired of the ADSs representing Ordinary Shares of the Issuer for investment purposes because they believed such shares represented an attractive investment opportunity.

On March 10, 2023, the Reporting Persons issued a press release containing an open letter to the board of directors (the “Board”) of the Issuer (the “Press Release”) to express their disappointment in the Issuer’s apparent refusal to constructively engage with its shareholders. In addition, the Reporting Persons called on the Board to implement a meaningfully larger return of capital program and expressed its concern that the Issuer is overcapitalized and its belief that management’s recent actions highlight poor corporate governance at the Issuer. The Press Release also urges the Board to halt the proposed takeover of Stratasys, Ltd. (SSYS). The Issuer has, in what we believe to be an attempt to unilaterally act against the will of its shareholders, made a cash offer to purchase the remaining stake in Stratasys, Ltd., which would utilize most of the Issuer’s cash resources to pursue this unsolicited takeover. The Issuer is, unsurprisingly, attempting to structure this potential acquisition in a way that would circumvent the need to obtain shareholder approval prior to consummating a transaction. This summary of the Press Release does not purport to be complete and is qualified in its entirety by the full text of the Press Release, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer. The Reporting Persons intend to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. As part of such evaluation and any such discussions, the Reporting Persons may make recommendations, suggestions or proposals to the Issuer regarding changes to the Issuer’s capital structure or the sale of material assets or other extraordinary corporate transaction, including a sale of the Issuer, although they have no current plans to do so.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and subject to applicable law and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, they may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of ADSs or Ordinary Shares and/or other equity, debt, derivative securities or other instruments that are convertible into ADSs or Ordinary Shares, or are based upon or relate to the value of the ADSs or Ordinary Shares or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the ADSs or Ordinary Shares or other Securities without affecting the Reporting Persons’ beneficial ownership of the Ordinary Shares or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(c) and (e)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 258,140,880 shares outstanding as of November 8, 2022, which is (i) 12,907,044 Ordinary Shares, representing 5% of the outstanding Ordinary Shares as of November 8, 2022, as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 8, 2022, multiplied by (ii) twenty.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions by the Reporting Persons in the ADSs of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d) Other than the Funds, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the ADSs or Ordinary Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds hold short exchange-listed put options referencing an aggregate of 4,798 Shares, which have an exercise price of $3.00 per Share and expire on March 10, 2023.

On March 10, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 – Press Release

Exhibit 99.2 – Joint Filing Agreement, dated as of March 10, 2023, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2023

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

SCHEDULE A

TRANSACTIONS OF THE ISSUER

DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions in the ADSs effected in the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. These ADSs were purchased or sold in multiple transactions at prices indicated in the column Price Per ADS ($). Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per ADS ($) column is a weighted average price. These ADSs were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of ADSs purchased or sold at each separate price.

Trade Date	ADSs Purchased (Sold)	Price per ADS ($)	Price Range ($)
1/9/2023	600,000	$2.5066	$2.4998 - $2.5100
1/10/2023	500,000	$2.5055
1/11/2023	500,000	$2.5058
1/18/2023	400	$5.0000
1/19/2023	511,002	$2.3201	$2.3157 - $2.3499
1/20/2023	828,000	$2.5000
1/20/2023	7,200	$5.0000
1/23/2023	23,983	$2.4775
1/27/2023	(228,770)	$2.8667
2/2/2023	(58,018)	$2.8900
2/3/2023	(79,438)	$2.8829
2/8/2023	50,903	$2.5776
2/9/2023	374,597	$2.5502
2/10/2023	132,249	$2.4743
2/14/2023	29,741	$2.5697

2/15/2023	(403,044)	$2.9123
2/16/2023	(185,574)	$2.9906
2/24/2023	27,890	$2.8193
2/27/2023	14,005	$2.8834
2/28/2023	4,832	$2.8946
3/1/2023	153,496	$2.9765
3/2/2023	316,918	$3.0160	$2.9950 - $3.0161
3/3/2023	211,866	$3.1230	$3.1091 - $3.1253
3/3/2023	21,200	$3.0000
3/6/2023	17,496	$3.1390
3/6/2023	(27,473)	$3.1870	$3.1806 - $3.1923
3/7/2023	346,698	$3.0296	$3.0145 - $3.0406
3/8/2023	400,000	$3.0325
3/9/2023	1,245,281	$3.0882	$3.0700 - $3.1157